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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-53327

REPORT FOR THE PERIOD BEGINNING	10/1/03	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

NAME OF BROKER-DEALER:

W&D Financial and Insurance Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3000 Lakeside Drive, Suite 200
(No. and Street)

Bannockburn	IL	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson	651-665-1000
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not Resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-15(e)(2).*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Wuestenhagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W&D Financial and Insurance Services, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Signature

Vice President, Compliance and Secretary
Title

Sharon C Peterson
Notary Public

This report contains (check all applicable boxes):**

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Income (Loss)**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital**
- [ ] (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] (g) **Computation of Net Capital**
- [ ] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] (k) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report**
- [ ] (n) **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] (o) **Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

W&D FINANCIAL AND INSURANCE SERVICES, LLC

CONTENTS

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Members
W&D Financial and Insurance Services, LLC
Bannockburn, Illinois

We have audited the accompanying statement of financial condition of W&D Financial and Insurance Services, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the fifteen months then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W&D Financial and Insurance Services, LLC as of December 31, 2004, and the results of its operations and cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

W&D FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash	$ 37,540
Commissions Receivable	59
Prepaid Expenses	786
TOTAL ASSETS	$ 38,385
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	$ -
MEMBERS' EQUITY:	
Members' Cumulative Contributions	25,000
Cumulative Earnings	13,385
Total Members' Equity	38,385
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38,385

The accompanying notes are an integral part of the financial statements.

W&D FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004

REVENUES:	
Commission Income	$ 51,390
EXPENSES:	
Accounting Services Fee	7,550
Filing Fees	5,409
Audit Fees	2,866
Rent	1,500
Insurance	1,299
Travel	613
Other Services	226
Employee License Expense	40
Bank Charges	34
Total Expenses	19,537
NET INCOME	$ 31,853

The accompanying notes are an integral part of the financial statements.

W&D FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004

	Securian	Warady & Davis, LLP	Total
BALANCE on September 30, 2003	$ 15,076	$ 61,456	$ 76,532
Distributions to Members	**(3,500)**	**(66,500)**	**(70,000)**
Net Income	**1,593**	**30,260**	**31,853**
BALANCE on December 31, 2004	**$ 13,169**	**$ 25,216**	**$ 38,385**

The accompanying notes are an integral part of the financial statements.

W&D FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 31,853
Adjustments to Reconcile Net Income to Net Cash	
Provided By Operating Activities:	
Decrease in Commissions Receivable	22,880
Increase in Prepaid Expenses	(786)
Decrease in Due to WorthMark Financial Services, LLC	(450)
Decrease in Due to Minnesota Life	(157)
Decrease in Accounts Payable	(300)
Net Cash Provided By Operating Activities	53,040
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Members	(70,000)
Net Cash Used In Financing Activities	(70,000)
DECREASE IN CASH	(16,960)
CASH at Beginning of Period	54,500
CASH at End of Period	$ 37,540

The accompanying notes are an integral part of the financial statements.

W&D FINANCIAL AND INSURANCE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W&D Financial and Insurance Services, LLC (the Company) was formed as a limited liability company on October 10, 2000, and commenced operations on April 19, 2001. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Warady & Davis, LLP. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Warady & Davis, LLP owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company changed its fiscal year end from September 30 to December 31. As such, the financial statements presented are for the fifteen month period of October 1, 2003 to December 31, 2004.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the Company level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

NOTE 2 - RELATED PARTY TRANSACTIONS

WorthMark Financial Services, LLC, an affiliate of Securian, provided administrative and accounting services to the Company which totaled $7,550 for the fifteen months ended December 31, 2004.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES

The Company allocates profits according to the terms of the Limited Liability Company Agreement, with 95% allocated to Warady & Davis, LLP, and 5% to Securian. Three distributions were declared during the fifteen months ended December 31, 2004: $20,000 in November 2003, $30,000 in March 2004, and $20,000 in June 2004.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $37,540 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.0 to 1.0 at December 31, 2004.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

W&D FINANCIAL AND INSURANCE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

MEMBERS' EQUITY	$ 38,385
DEDUCTION: NON-ALLOWABLE ASSETS:	
Commissions Receivable	(59)
Prepaid Expenses	(786)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	37,540
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 37,540
TOTAL AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL	$ 37,540
Minimum Capital Required to be Maintained (the Greater of $5,000 or 6 2/3 of Aggregate Indebtedness of $0)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 32,540
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
W&D Financial and Insurance Services, LLC
Bannockburn, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of W&D Financial and Insurance Services, LLC (the Company) for the fifteen months ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005